Exhibit 99.2
IFRS-INR Press Release

Infosys Technologies Announces Results for the Quarter ended December 31, 2010

Q3 revenues grew by 23.8% year on year; sequentially grew by 2.3%
Bangalore, India – January 13, 2011

Highlights

Consolidated results under IFRS for the quarter ended December 31, 2010
  Revenues were 7,106 crore for the quarter ended December 31, 2010; QoQ growth was 2.3%; YoY growth was 23.8%
  Net profit after tax was 1,780 crore for the quarter ended December 31, 2010; QoQ growth was 2.5%; YoY growth was 14.2%
  Earnings per share was 31.15 for the quarter ended December 31, 2010; QoQ growth was 2.4%; YoY growth was 14.0%
Others
  40 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 11,067 employees (net addition of 5,311) for the quarter by Infosys and its subsidiaries
  1,27,779 employees as on December 31, 2010 for Infosys and its subsidiaries
“The weaker economic recovery in developed markets coupled with high unemployment and risk of sovereign default could impact industry growth” said S. Gopalakrishnan, CEO and Managing Director. “We are closely working with our clients as they fine tune their strategies for the future.”

Business outlook

The company’s outlook (consolidated) for the quarter ending March 31, 2011 and for the fiscal year ending March 31, 2011, under International Financial Reporting Standards (IFRS) is as follows:

Outlook under IFRS – consolidated*

Quarter ending March 31, 2011**
  Revenues are expected to be in the range of 7,157 crore and 7,230 crore; YoY growth of 20.4% to 21.6%
  Earnings per share (EPS) is expected to be in the range of 31.06 and 31.28; YoY growth of 10.8% to growth of 11.6%
Fiscal year ending March 31, 2011***
  Revenues are expected to be in the range of 27,408 crore and 27,481 crore; YoY growth of 20.5% to 20.8%
  Earnings per share (EPS) is expected to be in the range of 118.68 and 118.90; YoY growth of 8.9% to 9.1%
*	Conversion 1 US$ = 44.71
**	Excluding the income from the sale of our investment in OnMobile Systems, Inc. of 48 crore in fiscal 2010, the EPS growth is expected to be in the range of 14.3% to growth of 15.1%
***	Excluding the income from the sale of our investment in OnMobile Systems, Inc. of 48 crore in fiscal 2010, the EPS growth is expected to be in the range of 9.7% to 9.9%

Outlook under IFRS - consolidated#

Quarter ending March 31, 2011##
  Revenues are expected to be in the range of $1,601 million and $1,617 million; YoY growth of 23.5% to 24.8%
  Earnings per American Depositary Share(EPADS) is expected to be in the range of $0.69 and $0.70; YoY growth of 13.1% to 14.8%
Fiscal year ending March 31, 2011###
  Revenues are expected to be in the range of $6.04 billion and $6.06 billion; YoY growth of 25.7% to 26.1%
  Earnings per American Depositary Share(EPADS) is expected to be in the range of $2.60 to $2.61;YoY growth of 13.0% to 13.5%
#	Exchange rates considered for major global currencies: AUD / USD – 1.02; GBP / USD – 1.55; Euro / USD – 1.34
##	Excluding the income from the sale of our investment in OnMobile Systems, Inc. of USD 11mn in fiscal 2010, the EPADS growth is expected to be in the range of 16.9% to 18.6%
###	Excluding the income from the sale of our investment in OnMobile Systems, Inc. of USD 11mn in fiscal 2010, the EPADS growth is expected to be in the range of 14.0% to 14.5%

Awards and recognition

Infosys has consistently been honored by customers, industry bodies, media and other influencers. The following are among the recognitions we received over the last quarter:

The 2010 RIS IT Services LeaderBoard ranked us number one among leading IT services suppliers in retail, for our innovation, transformation and operations related solutions to top retailers worldwide. We were ranked India’s ‘Most Admired Company’ in The Wall Street Journal Asia 200, in a listing of Asia’s leading companies in 2010. We won the RMMY ‘Best in Show – Best Overall Relationship Management Capability’ award of the Outsourcing Institute and Vantage Partners. The award recognizes excellence in customer relationship and governance by outsourcing service providers.

We were among the Top 20 global companies to win the Most Admired Knowledge Enterprises (MAKE) Award 2010, by Teleos in association with The KNOW Network.

Infosys and Telstra jointly won ‘Best Project’ at the 2010 Australian Software Testing Awards. Measureable outcomes included zero defect delivery, development of over 5,000 reusable testing artifacts, and multimillion dollar return on investment. TrainingIndustry.com has selected Infosys as a 2010 Top 20 IT Training Company. NelsonHall, a leading analyst and advisory firm, ranked us high in their Targeting Learning BPO Report published in October 2010 for our ability to provide effective blended learning environments, ability to reduce costs, improve learning experiences and strength of our learning management system (LMS) portal.

Expansion of services and significant projects

We have been increasing our global footprint and diversifying into new areas. We invested in research on new products and services which have been successfully adopted and implemented by our clients.

Transformation

Our solutions have been galvanizing business for our existing and new clients, helping them transform and diversify.

A multi-national retailer in Europe selected us to define its global e-commerce road map and develop strategies to transform its online operations and become a multi-channel retailer. We helped one of the leading grocery retailers in the UK with its strategic workforce management program, resulting in better scheduling and planning processes. We partnered with a cosmetics and beauty products company to design, develop and deploy a Product Lifecycle Management (PLM) system to transform the conceptualization and management of a key product segment.

We developed an enterprise-wide mobility strategy, road map and governance model to help a North America-based paper and building products company to prioritize mobile opportunities. A global provider of content-based workflow solutions selected us to deliver a complex business transformation program and implement new generation business systems.

For a global consumer electronics brand, we helped design a scalable and efficient engineering support model for its cloud-based services. A UK-based telecom service provider engaged us to transform its network and services for trading markets to an advanced Voice over Internet Protocol (VoIP) network. We helped an international voice and satellite service provider transform its internal IT system to enhance employee productivity and flexibility.

We were selected as a strategic partner by an airline company for an IT effectiveness and strategic transformational program. A provider of air and ocean freight forwarding services engaged us to program manage a large multi-year, multinational rollout of a custom global freight forwarding platform. A global automotive company selected us for a strategic engagement to develop a vision for its North American consumer channels, integrating all aspects of customer information.

Operations

We continue to implement our clients’ operational requirements, delivering faster time to market and higher return on investment (ROI).

A global consumer electronics brand engaged us to develop a load simulation tool, enabling cost savings through better server capacity planning and utilization. The same client engaged us to create a supply chain platform to unify business processes. A global hi-tech computer systems and services major selected us as its partner for the global implementation of an HR platform, replacing legacy HR systems.

We helped an international perfume and flavor chemical producer evaluate a global sample management system that enables access to relevant information and faster decision-making by harmonizing lab management and sampling processes. We helped a global leader in copper and nickel mining business migrate its plant information systems to Windows 7 platform and offer production support, improving performance and compliance.

We were selected by a leading automotive Original Equipment Manufacturer (OEM) as the single supplier for all development projects, consolidating the work under a shared services structure. We were selected as one of the preferred partners for global sourcing by an automobile manufacturer from Europe. A leading agricultural equipments company selected us to implement Microsoft Enterprise Project Management (EPM) software to streamline, track and improve ROI for planned investments in plant expansion and R&D projects.

A US-based independent natural gas and oil producer engaged us to develop add-on components for its products for improved data access and management. One of the world’s biggest oil companies engaged us for a program on data management services in the Exploration and Production (E&P) and drilling domain. A large public utilities company in the US selected us to implement Oracle Outage Management System and Oracle Work and Asset Management System. A US-based global provider of oilfield services engaged us to implement Human Resource Management System (HRMS) and Employee Learning Management (ELM) applications, successfully integrating its disparate HR and learning systems into one global platform.

One of the largest pharmaceutical companies selected us for support and maintenance of business applications and platforms for 16 countries in Europe. A global semiconductor manufacturer engaged us to conduct a full-scale Salesforce.com Customer Relationship Management (CRM) implementation. A world leading provider of professional information solutions engaged us for its HR transformation journey with the implementation of PeopleSoft 9.0 modules. A US-based credit card issuer and commercial bank selected us to perform functional testing services for two major programs to enable quick ramp-up of resources.

Innovation

Our robust innovative practices continue to augur well with clients.

A leading aerospace supplier extended its relationship with us to manage the complete design and analysis of subsystems for its major aircraft programs. This engagement will reduce product development cost and time, and enhance productivity. We are working with a global aircraft manufacturer to develop a unique radio-frequency identification (RFID) based experience theater for their customers. Another global aircraft manufacturer engaged us in aircraft wing structure and system integration design for a large commercial aircraft program.

We are designing and developing a digital mail platform for a document and mail solutions company to provide its customers an option for digital delivery of transaction statements, direct mail and catalogs. A global provider of professional information solutions engaged us to develop a clinical information resource that delivers quick, trusted answers to clinical questions at the point-of-care.

For a global software company, we are developing a platform to identify, evaluate and enable external influencers who can impact its product sales. A global consumer electronics brand partnered with us to develop a mobile application that enhances customer shopping experiences in retail stores by offering next-generation retail experience. We developed a common unified content platform for a US-based internet services company to enhance monetization through improved content relevance. A US-based networking solutions company partnered with us to develop, test and sustain its new unified communications gateway.

A hospitality software company engaged us to help internationalize its software products to address the needs of global markets across the United States, Europe and Asia. One of the world’s leading agricultural biotechnology corporations selected us to build a collaboration solution and an integrated content and knowledge management platform.

“We are seeing an increase in demand for new services, even in an environment where customers are focusing on projects which could enhance their competitiveness in the short term” said S.D. Shibulal, Chief Operating Officer. “We continue to invest in key focus areas to increase our relevance to our clients”.

Products and Platforms

FinacleTM

Finacle continued to scale new heights with its winning combination of ease of use, interoperability, cost effectiveness, depth of functionality and ease of integration. Once again, independent research firm Forrester Research, Inc. named Infosys Technologies as a leader in The Forrester Wave™:  Global Banking Platforms Q4 2010 report. Infosys, with Finacle, became a Leader this year with the highest marks in multiple areas such as multichannel enablement, application architecture and flexibility. Finacle also won the Leaders in Innovation Award 2010 for ‘Best Core Banking Software’ from Financial-I, a leading UK-based financial publication.

This quarter, we launched Finacle mobile banking 2.0. It is a comprehensive solution that supports multi-host, multilingual, multi-channel, multi-currency banking and interactive financial management through mobile phones. It can also be leveraged to deliver value added services like mobile ticketing, mobile top-up and mobile marketing. The device-agnostic solution supports over 8,000 mobile handsets including basic handsets and smart devices.

Finacle continued to grow its business by adding six clients this quarter. Of these, two were from the Europe, Middle East and Africa (EMEA) region, one from the Americas and three from the Asia Pacific region.

Growth in New Markets

We continue to generate new clients and demonstrate strong traction in the new markets and geographies.

Australia has seen strong growth this quarter. A global recruitment and staffing company engaged us to deliver internal and external client payroll services on a cloud-based HR business platform enabling integrated, streamlined and automated finance and payroll operations. We won a ticketing website development project from a passenger rail service company. We worked with Australia's leading telecommunications and information services company to develop an emergency alert telephone warning system.  One of Australia's largest home and business energy suppliers engaged us to review a portion of its application recovery plans to ensure robust business continuity planning. A global resources company in the same region engaged us for applications support engagement, leveraging our ability to provide 24x7 coverage and a more flexible, cost-effective model for support.

A telecommunications and managed services company in China sought our services for a consulting study to develop a road map for implementing Enterprise Resource Planning (ERP) for finance. A computer hardware manufacturer engaged us for a consulting study to automate manufacturing and assembly processes to improve traceability and speed in manufacturing. A retail major in China selected us to conduct a study and make process recommendations for improving stock availability in stores.

We were selected as the application development vendor by a leading life insurance company in Japan. This includes an application for call center agents, a new business underwriting platform for products, a data provisioning platform and capabilities for enterprise data warehousing. A manufacturer and seller of medical systems in Japan engaged us for the implementation of SAP, and consolidation of information from different systems to provide various performance reports to end users, sales representatives and customers.

In the Middle-East, a manufacturer of paraffin and linear alkyl benzene selected us for an end-to-end Microsoft AX implementation. In the same region, a petrochemical company selected us for an IRIS (Integrated Refinery Information System) project. A municipal electrical utility provider in Canada selected us for testing and SAP Enterprise Resource Planning (ERP) support.

Our Brazil center completed a year of operations with more than 150 employees providing services to 12 global clients across IT services and BPO. Our Monterrey center at Mexico was certified for enterprise SAS 70 Type 2.

Infosys BPO

Infosys BPO remains a trusted and valued collaboration partner through consistent focus on improving process and end-business metrics. We continue to enable realization of business value, customer satisfaction and co-creation to sustain long-term partnerships.

For a leading mobile operator in the UK, Infosys BPO has been handling the back-office processes in finance. A global pharmaceutical company selected Infosys BPO to undertake strategic activities in sourcing and procurement, starting with contract management and e-sourcing in the R&D space.

Process Innovation

During the third quarter, Infosys applied for 17 patent applications in India and the US. With this, Infosys has an aggregate of 270 patent applications (pending) in India and the US and has been granted 18 patents by the United States Patent and Trademark Office.

Liquidity

As on December 31, 2010, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was 15,897 crore (14,449 crore as on December 31, 2009).

“Uncertainties related to sustainability of the global economic recovery could create greater currency volatility in the near future” said V. Balakrishnan, Chief Financial Officer. “Our focus will continue to be on high-quality growth, balancing both the revenue growth and margins.”

Human resources

During the quarter, Infosys and its subsidiaries added 11,067 employees (gross). The net addition during the quarter was 5,311.

“Our attrition has further reduced and the employee engagement programe has shown good results,” said T.V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “Employee referrals are at an all time high. Lateral hiring was a record this quarter.”

Board of Directors

The Board of Directors, today appointed Mr. R Seshasayee as an Additional Director of the company with immediate effect. He will hold office up to the date of the Annual General Meeting, when his appointment as a director will be placed for the approval of the shareholders.

Mr. Seshasayee is the Managing Director of Ashok Leyland Limited. A Chartered Accountant, he began his career with Hindustan Lever in 1971, joined Ashok Leyland in 1976, and became Executive Director in 1983, Deputy Managing Director in 1993, and Managing Director in 1998.

Welcoming Mr. Seshasayee, Mr. N. R. Narayana Murthy, Chairman and Chief Mentor said, “Mr. Seshasayee is a rare corporate leader who brings the best of leadership ideas, governance and ethics. I am honored to welcome him to our board.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 1,27,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and on Form 6-K for the quarters ended June 30, 2010 and September 30, 2010.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 Avishek_lath@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com

Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Technologies Limited and subsidiaries

                                             (In crore except share data)
Consolidated Balance Sheets as of	December 31, 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	14,819	12,111
Available-for-sale financial assets	14	2,518
Investment in certificates of deposit	1,064	1,190
Trade receivables	4,331	3,494
Unbilled revenue	979	841
Derivative financial instruments	46	95
Prepayments and other current assets	833	641
Total current assets	22,086	20,890
Non-current assets
Property, plant and equipment	4,724	4,439
Goodwill	823	829
Intangible assets	50	56
Available-for-sale financial assets	28	38
Deferred income tax assets	322	346
Income tax assets	735	667
Other non-current assets	553	347
Total non-current assets	7,235	6,722
Total assets	29,321	27,612
LIABILITIES AND EQUITY
Current liabilities
Trade payables	29	10
Current income tax liabilities	812	724
Client deposits	22	8
Unearned revenue	573	531
Employee benefit obligations	127	131
Provisions	81	82
Other current liabilities	1,899	1,707
Total current liabilities	3,543	3,193
Non-current liabilities
Deferred income tax liabilities	7	114
Employee benefit obligations	245	171
Other non-current liabilities	62	61
Total liabilities	3,857	3,539
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,12,96,093 and 57,09,91,592, net of 28,33,600 treasury shares each, as of December 30, 2010 and March 31, 2010, respectively	286	286
Share premium	3,070	3,047
Retained earnings	22,008	20,668
Other components of equity	100	72
Total equity attributable to equity holders of the company	25,464	24,073
Total liabilities and equity	29,321	27,612
NOTE: The audited Balance Sheet as at December 31, 2010 has been taken on record at the Board meeting held at Bangalore on January 13, 2011.

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Comprehensive Income

(In crore except share data)
Consolidated Statements of Comprehensive Income	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Revenues	7,106	5,741	20,251	16,798
Cost of sales	4,063	3,263	11,682	9,605
Gross profit	3,043	2,478	8,569	7,193
Operating expenses:
Selling and marketing expenses	393	314	1,112	851
Administrative expenses	503	380	1,457	1,221
Total operating expenses	896	694	2,569	2,072
Operating profit	2,147	1,784	6,000	5,121
Other income, net	290	230	796	738
Profit before income taxes	2,437	2,014	6,796	5,859
Income tax expense	657	455	1,791	1,240
Net profit	1,780	1,559	5,005	4,619
Other comprehensive income
Fair value changes on available-for-sale financial asset, net of tax effect	(5)	–	(8)	–
Exchange differences on translating foreign operations	19	(7)	36	66
Total other comprehensive income	14	(7)	28	66
Total comprehensive income	1,794	1,552	5,033	4,685
Profit attributable to:
Owners of the company	1,780	1,559	5,005	4,619
Non-controlling interest	–	–	–	–
	1,780	1,559	5,005	4,619
Total comprehensive income attributable to:
Owners of the company	1,794	1,552	5,033	4,685
Non-controlling interest	–	–	–	–
	1,794	1,552	5,033	4,685
Earnings per equity share
Basic ()	31.15	27.33	87.62	81.00
Diluted ()	31.14	27.30	87.59	80.90
Weighted average equity shares used in computing earnings per equity share
Basic	57,12,46,801	57,06,02,970	57,11,38,078	57,03,53,792
Diluted	57,13,80,888	57,11,83,310	57,13,58,432	57,10,39,216
NOTE:
1.	The audited Profit & Loss Account for the quarter ended December 31, 2010 has been taken on record at the Board meeting held at Bangalore on January 13, 2011
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com